Legg Mason Partners Equity Trust
Legg Mason Partners Aggressive Growth Fund
Sub-item 77D - Policies with respect to security investments



LEGG MASON PARTNERS EQUITY TRUST
SUPPLEMENT DATED JANUARY 22, 2009
TO THE PROSPECTUS AND
STATEMENT OF ADDITIONAL INFORMATION
DATED DECEMBER 15, 2008 OF
LEGG MASON PARTNERS AGGRESSIVE GROWTH FUND
  The following replaces the disclosure in the section "More on the fund's investments: Foreign investments" in the Prospectus of the fund.
  The fund may invest up to 25% of its net assets (at the time of investment) in foreign securities. The fund may invest directly in foreign issuers or invest in depositary receipts. The fund's investments in securities of foreign issuers involve greater risk than investments in securities of U.S. issuers. Foreign countries in which the fund may invest may have markets that are less liquid and more volatile than markets in the United States and may suffer from political or economic instability, and negative government actions, such as currency controls or seizure of private businesses or property. In some foreign countries, less information is available about issuers and markets because of less rigorous accounting and regulatory standards than in the United States. Because the value of a depositary receipt is dependent upon the market price of an underlying foreign security, depositary receipts are subject to most of the risks associated with investing in foreign securities directly. Currency fluctuations could erase investment gains or add to investment losses. These risks of investing in foreign securities are heightened for issuers in emerging market countries.
  The following replaces the first sentence in the section "Investment Objective and Management Policies: Additional Information: Foreign Securities" in the Statement of Additional Information of the fund.
  The fund may invest up to 25% of its net assets (at the time of investment) in foreign securities.